SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 8, 2002

Telia AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON NOVEMBER 7, 2002.

Press Release
November 7, 2002

     The Finnish Ministry of Transport and Communications has today announced the following:

     Minister Sasi on Telia’s CEO Anders Igel’s relinquishment from the Board of TeliaSonera:

     The Republic of Finland considers that the balance in the TeliaSonera Board composition has now been met when Anders Igel has relinquished from his seat on the Board of TeliaSonera. The balance has been agreed in the Shareholders’ Agreement between the Republic of Finland and the Kingdom of Sweden. Thus, there is no obstacle for the Republic of Finland to exchange its Sonera shares into Telia shares in Telia’s Exchange Offer. The Republic of Finland intends to tender its shares on November 8, 2002.

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 For further information journalists can contact:
Telia’s Press Office, +46 8 713 58 30

     Cautionary Disclaimer/Legend

     The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

     Telia is the Nordic leader in telecommunications. Over the past year, we have streamlined the Group, focusing our core businesses making the company more flexible. Our four core businesses are: Mobile communications, Broadband and Internet, Fixed networks and International carrier operations. Telia is listed on Stockholmsbörsen. Sales Jan-Sep 2002 totaled MSEK 42,727 (42,226) and the number of employees was 16,244 (22,509). Sales 2001 totaled MSEK 57,196 and the number of employees was 17,149.